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6/5/08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52045

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Turchin & Voorhies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5220 Spring Valley Road, Suite 520
(No. and Street)

Dallas	TX	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gil Turchin — 972-404-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis, Wolff & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

5580 LBJ Frwy., Suite 400	Dallas	TX	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/6

OATH OR AFFIRMATION

I, Gil Turchin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Turchin & Voorhies, Inc., as of May 28, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CARISSA A. BERNET
Notary Public, State of Texas
My Commission Expires
March 22, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TURCHIN & VOORHIES, INC.

Financial Statements
with
Independent Auditors' Report
and
Supplemental Information

Years Ended March 31, 2008 and 2007

TURCHIN & VOORHIES, INC.

Table of Contents

TravisWolff
Independent Advisors & Accountants

5580 LBJ Freeway Suite 400
Dallas, Texas 75240-6270
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

Turchin & Voorhies, Inc.
Dallas, Texas

We have audited the accompanying statements of financial condition of Turchin & Voorhies, Inc. (the Company) as of March 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Turchin & Voorhies, Inc. as of March 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis, Wolff & Company, L.L.P.

May 28, 2008

TURCHIN & VOORHIES, INC.

Statements of Financial Condition
March 31, 2008 and 2007

	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 30,192	$ 19,135
Accounts receivable	-	906
Prepaid expenses	1,522	-
Refundable income taxes	-	1,091
Total current assets	31,714	21,132
Security deposit	1,730	-
Deferred taxes	235	480
	$ 33,679	$ 21,612
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued expenses	$ 1,820	$ 298
Income taxes payable	215	-
Deferred revenue	-	3,200
Total current liabilities	2,035	3,498
Commitments and contingencies (Note 7)		
Stockholders' equity		
Common stock - $0.01 par, 10,000 shares authorized; 2,000 shares issued and outstanding	20	20
Additional paid-in capital	19,980	19,980
Retained earnings (accumulated deficit)	11,644	(1,886)
Total stockholders' equity	31,644	18,114
	$ 33,679	$ 21,612

See accompanying notes to financial statements.

TURCHIN & VOORHIES, INC.

Statements of Income
Years Ended March 31, 2008 and 2007

	2008	2007
Fee and service revenue	**$ 60,070**	$ 70,381
Expenses:		
Salaries	**20,618**	32,491
Dues and subscriptions	**2,241**	1,826
Promotional	**4,491**	1,026
Regulatory	**1,797**	918
Rent	**12,609**	9,000
Professional	**8,215**	6,200
Insurance	**1,416**	368
Travel and entertainment	**3,649**	3,015
Telephone	**5,221**	3,262
Auto	**4,137**	2,895
Office supplies and equipment	**13,225**	2,544
Other	**1,630**	494
	79,249	64,039
Operating income (loss)	**(19,179)**	6,342
Other income	**35,320**	833
Income before income taxes	**16,141**	7,175
Income tax provision	**2,611**	177
Net income	**$ 13,530**	$ 6,998

See accompanying notes to financial statements.

TURCHIN & VOORHIES, INC.

Statements of Changes in Stockholders' Equity
Years Ended March 31, 2008 and 2007

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance, March 31, 2006	2,000	$ 20	$ 19,980	$ (8,884)	$ 11,116
Net income	-	-	-	6,998	6,998
Balance, March 31, 2007	2,000	20	19,980	(1,886)	18,114
Repurchase of common stock	**(1,000)**	**(10)**	**(12,490)**	-	**(12,500)**
Issuance of common stock	**1,000**	**10**	**12,490**	-	**12,500**
Net income	-	-	-	**13,530**	**13,530**
Balance, March 31, 2008	**2,000**	**$ 20**	**$ 19,980**	**$ 11,644**	**$ 31,644**

See accompanying notes to financial statements.

TURCHIN & VOORHIES, INC.

Statements of Cash Flows
Years Ended March 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 13,530	$ 6,998
Adjustment to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	245	(480)
Changes in operating assets and liabilities:		
Accounts receivable	906	(556)
Refundable income taxes	1,091	(1,091)
Prepaid expenses	(1,522)	-
Security deposit	(1,730)	-
Accrued expenses	1,522	(139)
Income taxes payable	215	-
Deferred revenue	(3,200)	3,200
Net cash provided by operating activities	11,057	7,932
Cash flows from financing activities		
Repurchase of common stock	(10)	-
Issuance of common stock	10	-
Net cash provided by financing activities	-	-
Increase in cash and cash equivalents	11,057	7,932
Cash and cash equivalents, beginning of year	19,135	11,203
Cash and cash equivalents, end of year	$ 30,192	$ 19,135
Supplemental schedule of cash flow information		
Cash paid for income taxes	$ 2,151	$ 1,748

See accompanying notes to financial statements.

Note 1 - Nature of Business

Turchin & Voorhies, Inc., a Texas Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Substantially all of the Company's business is conducted with customers located in the state of Texas. On October 1, 2007, the Company changed its name from Turchin Financial Corporation to Turchin & Voorhies, Inc. due to the admission of a new stockholder.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with maturities of less than ninety days when purchased.

Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. Cash and cash equivalents are maintained in bank accounts, which at times could exceed federally insured limits. The Company has not experienced any losses from such accounts and believes they are not exposed to any significant risk.

For the year ended March 31, 2008, five customers accounted for approximately 14%, 17%, 17%, 17%, and 17% of fee and service revenue. For the year ended March 31, 2007, two customers accounted for approximately 71% and 14% of fee and service revenue.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services. Such fees are recognized as projects are completed or as revenue is earned.

Income taxes
The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Note 2 - Summary of Significant Accounting Policies - (Continued)

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncement
In June 2006, the Financial Accounting Standards Board (FASB) issued *Financial Interpretation No. 48, Accounting for Uncertainties in Income Taxes - An interpretation of FASB Statement No. 109* (FIN 48), which requires the recognition and measurement of tax positions that may not be sustainable upon examination. The new standard is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a significant effect on the Company's financial position, results of operations, or cash flows.

Note 3 - Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2008 and 2007, the Company had net capital of $28,157 and $17,023, respectively, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1 and 0.21 to 1 at March 31, 2008 and 2007, respectively. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Liabilities Subordinated to Claims of General Creditors

During the years ended March 31, 2008 and 2007, there were no liabilities subordinated to claims of general creditors.

Note 5 - Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the tax assets will not be realized. Based on these criteria, management has reversed a valuation allowance of $1,108, at March 31, 2007, as it is more likely than not that the asset will be utilized.

The components of the income tax provision consist of the following for the years ended March 31:

		2008		2007
Current	**$**	**2,366**	$	657
Deferred		**245**		(480)
	$	**2,611**	$	177

The difference between the reported provision for income taxes and the amount normally expected by applying the statutory Federal rate to income before provision for income taxes results primarily from certain permanent differences and the change in the valuation allowance. The change in the valuation allowance for deferred tax assets as of March 31, 2008 and 2007 was $0 and $1,108, respectively.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), an Interpretation of FASB Statement No. 109, *Accounting for Income Taxes* (SFAS 109), on April 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of April 1, 2007, and at March 31, 2008, there were no unrecognized tax benefits. Interest and penalties related to uncertain tax positions will be recognized in income tax expense. As of March 31, 2008, no interest related to uncertain tax positions had been accrued.

Note 6 - Stockholders' Equity

On February 29, 2008, the Company executed a Shareholders' Agreement and a Stock Purchase Agreement (the Agreements) under which 1,000 common shares were repurchased by the Company at $12.50 per share and sold to a new stockholder at the same price. The Agreements place certain restrictions on the transfer of Company shares, including a right of first refusal for the Company to reacquire issued and outstanding common stock in certain situations defined in the Agreements at a purchase price defined in the Agreements.

Note 7 - Lease Commitment

The Company leases office space under an operating lease agreement. Rent expense for the years ended March 31, 2008 and 2007, was $12,609 and $9,000, respectively.

Scheduled future maturities of noncancelable lease payments are approximately as follows for the years ending March 31:

2009	$	20,760
2010		20,760
2011		20,760
2012		5,190
	$	67,470

Note 8 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

SUPPLEMENTAL INFORMATION

TURCHIN & VOORHIES, INC.

Schedule I
Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Years Ended March 31, 2008 and 2007

		2008		2007
Net capital				
Total stockholders' equity	$	31,644	$	18,114
Less nonallowable assets:		(3,487)		(1,091)
Net capital	$	28,157	$	17,023
Aggregate indebtedness				
Total liabilities	$	2,035	$	3,498
Computations of basic net capital requirement				
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	136	$	233
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000	$	5,000
Net capital in excess of required minimum	$	23,157	$	12,023
Excess net capital at 1000%	$	27,954	$	16,673
Ratio: Aggregate indebtedness to net capital	$	0.07 to 1	$	0.21 to 1
Reconciliation with the Company's computations				
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS reports	$	29,943	$	16,544
Adjustments, net		(1,786)		1,570
Nonallowable asset - income tax receivable		-		(1,091)
Net capital per above	$	28,157	$	17,023

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the Financial Industry Regulatory Authority as of March 31, 2008 and 2007, respectively.

See independent auditors' report.

TURCHIN & VOORHIES, INC.

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

REPORT ON INTERNAL CONTROL

Turchin & Voorhies, Inc.
Dallas, Texas

In planning and performing our audits of the financial statements and supplemental schedules of Turchin & Voorhies, Inc. for the years ended March 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.

- Recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis, Wolff & Company, L.L.P.

May 28, 2008
Certified Public Accountants
Dallas, Texas

END